News Release	NYSE-AMEX, TSX Symbol: NG

NovaGold Passes Key Milestone On Path to Becoming Premier North American Gold Producer

Completes Positive Feasibility Study On Donlin Gold Project
Natural Gas Pipeline's Economic Benefits Confirmed
Capex Estimate Declines From Previous Guidance
Project Ready to Advance to Permitting

All figures are in US dollars except where noted and shown on a 100% Project basis, of which NovaGold and Barrick each hold a 50% interest.

December 5, 2011 - Vancouver, British Columbia - NovaGold Resources Inc. (“NovaGold” or the “Company”) (NYSE-AMEX: NG, TSX:NG) is pleased to announce the positive conclusion of the second Feasibility Study update (“Study”) completed for the Donlin Gold Project (“Donlin Gold” or the “Project”) located in southwestern Alaska. The Study revises the feasibility study completed in April 2009 with updated mineral reserves and resources, capital cost and operating cost estimates. The Study was compiled by AMEC Americas Ltd. (“AMEC”). The Project is held by Donlin Gold LLC which is owned equally by wholly-owned subsidiaries of NovaGold and Barrick Gold Corporation (“Barrick”).

Donlin Gold, if put into production in accordance with the Study, would be among the world’s most significant low-operating-cost and long-lived gold mines, averaging 1.5 million ounces of gold per year in its first five years of operation at an average cash cost of $409/oz, which is expected to accelerate project payback, and an average of 1.1 million ounces of gold per year at average cash cost of $585/oz over its projected 27-year mine life. Exploration upside is believed to be excellent with the potential to expand the current open pit resources along strike and at depth. With proven and probable mineral reserves estimated at 33.8 million ounces established along only three kilometers of a well-established mineralized corridor in excess of eight kilometers long, NovaGold is confident that further discoveries will be made. Prospects exist to both increase mine life and/or justify future production expansions.

Significantly, the Study confirms the attractiveness of a prior-referenced option for power generation utilizing natural gas rather than the original diesel option. Natural gas would be delivered to site via a 500-kilometer-long pipeline. The change to utilizing natural gas is an important modification that is believed to materially improve numerous project parameters including lowering operating costs; improving environmental management and social infrastructure; providing flexibility for future operational modifications; and facilitating potential increases in the scale of operations in this geologically prospective district.

The capital cost estimated at $6.7 billion includes the natural gas pipeline and nearly $1.0 billion in contingencies. It should be noted that this capital cost is approximately $300 million lower than the guidance provided in NovaGold’s press release dated September 7, 2011.

The Project provides tremendous leverage to gold prices. The resultant after-tax Net Present Value (“NPV”) using the base case three-year trailing average of $1,200 per ounce gold displays a positive $547 million using a 5% discount rate. Importantly, the resultant NPV sensitivity analysis shows a more than eight-fold expansion to $4.6 billion at $1,700-per-ounce gold, and then a nearly 50% increase again to $6.7 billion at $2,000-per-ounce gold. Additionally, NovaGold has opening tax pools of approximately $102 million that can be applied against its share of income from the Project which would increase NovaGold’s pro rata share of Project NPV. Based on the results of this Study, NovaGold anticipates Donlin Gold commencing formal project permitting in early 2012.

Rick Van Nieuwenhuyse, President and CEO of NovaGold, commented, “The Donlin Gold technical optimization phase is now complete and, once Board approval is obtained, NovaGold anticipates moving forward with permitting as the next step towards making this world-class mine a reality. Completion of this Study is a significant milestone for NovaGold, joint-owner Barrick, the Project and our Alaska Native partners. With Greg Lang, a proven mine builder, assuming the leadership of NovaGold and Barrick bringing best practices to permitting, developing and operating large scale open-pit gold mines, Donlin Gold has all of the necessary components to be developed into one of the largest, most efficient, environmentally sound and valuable gold producers in the world.”

Thomas Kaplan, the Company’s newly appointed Chairman of the Board, added, “Donlin Gold is a uniquely attractive asset. In size, it ranks among the top 1% of gold deposits in the world and its grade, long mine-life and exploration potential are exceptional. In addition, Donlin Gold is located in the right place: the United States. At a time when the oft-used mining expression ‘world-class’ is losing its meaning, as resource nationalism has meant that great assets are often in political or economic jurisdictions that are simply becoming un-investable, fiduciaries are now being forced to begin their analysis not with size and cost, but jurisdictional safety. Within this overall context, which is likely to get worse over time rather than better, truly great assets such as Donlin Gold, which ‘have it all,’ are becoming ‘category killers’ that we expect will enjoy premium ratings. For all of these combined relative advantages, we believe that NovaGold particularly — a well-managed company transforming itself into a pure-play gold developer with extraordinary exploration potential and exceptional leverage to the price of gold — is set to emerge as one of the select few jurisdictionally safe, institutional-quality development-stage gold equities.”

Highlights (100% Project Basis)

•	Proven and Probable Mineral Reserves estimated at 33.8 million ounces of gold, representing a 16% increase compared to the April 2009 feasibility study

•	27-year mine life assessed on the basis of 53,500 tonne-per-day throughput, an increase of six years compared to the April 2009 feasibility study

•	First full five years:
	•	1.46 million ounces of annual gold production
	•	Cash costs of $409/oz1

•	Life of mine:
	•	1.13 million ounces of annual gold production
	•	Cash costs of $585/oz1

•

Estimated start-up capital costs of $6.7 billion including $834 million for the natural gas pipeline and $984 million of contingencies; capital costs are approximately $300 million lower than shown in preliminary guidance provided in NovaGold’s Press Release dated September 7, 2011

Financial Analysis (100% Project Basis)

		Gold Price
	Unit	$1,000/oz	$1,200/oz Base Case	$1,700/oz	$2,000/oz	$2,500/oz
Average annual after- tax cash flow
First Full 5 years	$M	673.3	949.5	1,500.1	1,783.3	2,183.5
Life of Mine	$M	348.7	500.7	814.9	987.2	1,274.7
NPV (5%) after-tax[2]	$M	(1,342)	547	4,581	6,722	10,243
IRR after-tax[2]	%	2.3	6.0	12.3	15.1	19.1
Payback period	Years	19.1	9.2	5.3	4.4	3.5

(1)	Based on $1,200/oz gold price and an exchange rate of C$1.10:US$1.00.
(2)	NPVs and IRRs as at January 1, 2014. Project development costs prior to that date are treated as sunk costs.

Project Location

Donlin Gold is situated approximately 450 kilometers west of Anchorage and 250 kilometers northeast of Bethel up the Kuskokwim River. The Donlin Gold deposits lie in the central Kuskokwim basin of southwestern Alaska.

Mineral Reserve and Resource Estimates

The Study estimates Proven and Probable Mineral Reserves for the Donlin Gold project shown below.

Donlin Gold Mineral Reserve Estimate

Reserve Category	Tonnes (kt)	Gold (g/t)	Contained Gold (kozs)
Proven	7,683	2.32	573
Probable	497,128	2.08	33,276
Total Proven & Probable	504,811	2.09	33,849

(1)

Mineral Reserves are contained within Measured and Indicated pit designs, and supported by a mine plan, featuring variable throughput rates, stockpiling and cut-off optimization. The pit designs and mine plan were optimized on diluted grades using the following economic and technical parameters: Metal price for gold of $975/oz; average mining cost of $1.67/t mined, variable processing cost based on the formula 2.1874 x (S%) + 10.65 for each $/t processed; general and administrative cost of $2.27/t processed; variable recoveries by rocktype, ranging from 86.66% in shale to 94.17% in intrusive rocks in the Akivik domain; refining and freight charges of $1.78/oz gold; royalty considerations of 4.5%; and variable pit slope angles, ranging from 23º to 43º.

(2)

Mineral reserves have been estimated using a constant NSR cut-off of $0.01/t milled. Mineral Reserves are reported using an optimized Net Smelter Return (“NSR”) value based on the following equation: NSR = Au grade * Recovery * (Price of Au – (1.78 + ((Price of Au – 1.78) * 0.045))) − (10.64 + 2.1874 * (S%) + 2.27) and reported in $/tonne.

(3)	The life of mine strip ratio is 5.48. The assumed life-of-mine throughput rate is 53.5 kt/d
(4)	Rounding as required by reporting guidelines may result in apparent summation differences between tonnes, grade and contained metal content.
(5)

Mineral reserves are reported on a 100% basis. NovaGold and Barrick each own 50% of the Donlin Gold project. Tonnage and grade measurements are in metric units. Contained gold ounces are reported as troy ounces.

Mineral Reserves have been estimated using a long-term gold price assumption of $975/oz. Mineral resources are based on a Whittle™ pit optimized for all Measured, Indicated, and Inferred blocks assuming a gold selling price of $1,200/oz and are inclusive of reserves.

Donlin Gold Measured and Indicated Resource (Inclusive of Reserves)
and Inferred Mineral Resource Estimate

Resource Category	Tonnes (kt)	Gold (g/t)	Contained Gold (kozs)
Measured	7,731	2.52	626
Indicated	533,607	2.24	38,380
Total Measured + Indicated	541,337	2.24	39,007
Inferred	92,216	2.02	5,993

(1)

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. There is no certainty that the portion of the Mineral Resources that have not been converted to Mineral Reserves will be able to be converted in the future. See “Cautionary Note Regarding Reserve and Resource Estimates”.

(2)

Mineral Resources are contained within a conceptual Measured, Indicated and Inferred optimized pit shell using the following assumptions: gold price of $1,200/oz; variable process cost based on 2.1874 * (sulphur grade) + 10.6485; administration cost of $2.27/t; refining, freight & marketing (selling costs) of $1.78/oz recovered; variable royalty rate, based on royalty of 4.5% – (Au price – selling cost).

(3)

Mineral resources have been estimated using a constant NSR cut-off of $0.01/t milled. The NSR was calculated using the formula: NSR = Au grade * Recovery * (Price of Au – (1.78 + ((Price of Au – 1.78) * 0.045))) – (10.64 + 2.1874 * (S%) + 2.29) and reported in $/tonne.

(4)	Rounding as required by reporting guidelines may result in apparent summation differences between tonnes, grade and contained metal content.
(5)	Tonnage and grade measurements are in metric units. Contained gold ounces are reported as troy ounces.

Exploration Potential

The Project retains significant exploration potential. The mineral reserves are based on measured and indicated mineral resources. The inferred mineral resource containing an estimated 6.0 million ounces of gold within the resource pit shell is treated as waste but is available for conversion to a higher confidence category during mining and represents upside potential to the project economics.

There is also moderate-to-high potential for the known gold zones to extend outside the pit shell. Many of these targets are close to the pit floor in areas that could be mined without significantly increasing the strip ratio or enlarging the pit footprint. Good potential exists for discovery of significant deposits outside the current mine footprint. Several drilled prospects and other exploration targets along the 6-kilometer trend north of the resource area remain under-explored. The future impact on the Donlin project of these exploration targets depends on the location, geological complexity and capital cost. One of the larger exploration targets, named Dome, may support a stand-alone operation.

Mining and Production

The Project is expected to be a conventional truck-and-shovel open-pit operation. The mine life is estimated to be 27 years based on a nominal processing rate of 53,500 tonnes per day.

Donlin Gold Mine Production Summary

Parameter	Units	Mine
Total ore milled	Mt	504.8
Strip ratio	waste:ore	5.5:1.0
Average gold grade	g/t	2.1
Estimated LOM gold recovery	%	89.8
Total recovered gold	Mozs	30.4
Average annual gold production	Mozs	1.1

Plant and Infrastructure

The infrastructure for the Project includes four main development sites in remote locations: the Jungjuk port site, the mine and plant site area, the permanent camp, and the airstrip. The plant site and fuel tank farm will be on a ridge above the proposed tailings storage facility. The layout of the plant site was designed to take maximum advantage of the natural topography. The layout also provides for efficient movement of equipment and material products around the site.

Natural Gas Pipeline

Natural gas will be delivered to site by a 500-kilometer-long 12-inch-diameter pipeline. It will serve as the energy source for on-site power generation. This natural gas pipeline is a lower-cost alternative to the previously considered barging of diesel fuel. Operating costs include importing liquefied natural gas (“LNG”) by ship to Anchorage and total delivery costs to site which includes ship based regasification of the LNG and delivery from Anchorage to the Donlin Gold project via the pipeline. There may be an opportunity in the future to source natural gas from within Alaska.

Metallurgy and Processing

The ore from the Donlin Gold deposit will be crushed and then milled using semi-autogenous grinding (“SAG”) and two-stage ball mills. The gold-bearing sulphides will be recovered by flotation to produce a concentrate representing 17% of the mass with an average gold grade of 12.7 g/t. The concentrate is refractory and will be treated in an autoclave prior to cyanidation. Overall gold recovery from flotation, pressure oxidation and Carbon-in-Leach is estimated at 89.8% . Excess acid from the autoclave circuit will be neutralized with flotation tailings and slaked lime. Tailings from the process will be impounded in the tailings storage facility, which will have zero-discharge during operations with water reclaimed for re-use in the process plant.

Operating Cost Estimates

The mine operating cost estimates incorporate costs for operating and maintenance labor, staff and supplies for each year. Operating costs were prepared based on conditions prevailing in second quarter 2011. Pre-production costs have been capitalized and included in the capital cost estimate. A portion of mine operating costs related to waste stripping will be deferred and, therefore, excluded from the calculation of cash costs in accordance with industry standards.

Operating Cost Estimates

	$/Tonne Milled	$/Tonne Mined
Mining cost Process cost G&A, community, refining & land	16.24 15.47 6.42	2.52 2.40 0.99
Total operating cost	38.13	5.91

Capital Cost Estimate

The total estimated cost to design and build the Donlin Gold project is estimated at $6.7 billion, including an Owner-provided mining fleet and Owner-performed pre-development. The Feasibility Study capital cost estimate was developed in accordance with Association for the Advancement of Cost Engineering (“AACE”) Class 3 requirements, consisting of semi-detailed unit costs and assembly line items. The level of accuracy for the estimate is -15% / +30% of estimated final costs, per AACE Class 3 definition.

The contingency provided in the capital cost estimate is significant at $984 million representing 25% of direct costs. The contingency was selected to provide an 85% probability of the capital cost being at or below the provided estimate. This is an increase in confidence limit from the previous feasibility study which utilized a 50% probability factor. The anticipated timeline for mine construction is four years with the capital investment peaking in the third year of the construction schedule. This estimate includes all costs, including Owner’s costs and permitting, from January 1, 2012.

Capital Cost Estimates

$ Millions
Mining Site preparation/roads Process facilities Tailings Utilities (including natural gas pipeline) Ancillary buildings Off-site facilities Total Direct Costs	345 236 1,326 120 1,302 304 243 3,876
Owners’ cost Indirects Contingency Total Indirect & Contingency	414 1,405 984 2,803
Total Project Cost	6,679

(1) Exchange rate of C$1.10:US$ 1.00.

Sustaining Capital

Sustaining capital requirements total $1,504 million over the life of mine. Significant areas include $649 million to replace and supplement mobile mining and support equipment and $631 million for periodic tailings storage facility capacity expansions.

Mineral Tenure and Land Use

The Donlin Gold deposit is located on Calista Corporation (“Calista”) mineral lands and the project operates under a mining lease with Calista. Calista is one of 13 regional Alaska Native corporations established as part of the Alaska Native Claims Settlement Act (“ANCSA”) of 1971 and under ANCSA has title to the subsurface estate in the region. The mining lease agreement provides Calista with payments, royalties and economic development rights.

ANCSA established the Kuskokwim Corporation (“TKC”) and the owner of the surface rights estate. Donlin Gold operates under a surface use agreement with TKC. Donlin Gold is negotiating a restructuring of the TKC agreement. The surface use agreement provides TKC with payments for lands used and protection of subsistence activities.

Other lands required for offsite infrastructure, such as required for the Jungjuk port site, road to the port site and gas pipeline are categorized as Native, State of Alaska conveyed, or Bureau of Land Management (BLM or Federal) lands. Rights-of-way will be required from the State and BLM for the road and pipeline alignments where they cross state and federal lands, respectively.

Environmental Assessment, Permitting and Closure/Reclamation

Since the beginning of NovaGold’s work at Donlin Gold, baseline environmental studies have occurred. At the same time, a comprehensive program of coordinating with the Federal and State permitting agencies as well as meeting with village representatives has been conducted. This work has allowed Donlin Gold to anticipate and plan for many of the potential issues that could arise in the permitting process. Overall, the proposed project has been designed to address these issues and minimize environmental impacts from construction through closure. The Company is anticipating the formal initiation of the environmental impact assessment and permitting processes by April 2012. In October 2011, a Memorandum of Understanding (“MOU”) was signed with the U.S Army Corps of Engineers, which will be the lead agency for compliance with the National Environmental Policy Act (“NEPA”). This

MOU provides the framework for preparation of the Environmental Impact Statement (“EIS”). NovaGold believes that the EIS and permitting processes for the Donlin Gold Project can be completed over a three-to-four-year period.

Both Barrick and NovaGold have considerable experience in permitting projects within Alaska and throughout the United States, and Donlin Gold will draw on their experience in order to efficiently manage the permitting process. The permitting of the proposed mine, natural gas pipeline, and port facilities will be fully integrated. Donlin Gold will continue to focus on community and stakeholder relations as it advances through the permitting process toward a construction decision on the project.

Reclamation plans for the project include land reclamation, construction of the water treatment plant, long-term monitoring; and an associated facility and access maintenance. All associated reclamation costs are included in the financial analysis.

Feasibility Project Management and Contributions

The Feasibility Study was compiled by AMEC. The independent Technical Report and resource/reserve estimates have been prepared in accordance with the Standards of Disclosure for Mineral Projects as defined by National Instrument 43-101 of the Canadian Securities Administrators. Kirk Hanson, P.E., Technical Director, Open Pit Mining, North America, (AMEC, Reno), Gordon Seibel, R.M. SME., Principal Geologist, (AMEC, Reno), Tony Lipiec, P.Eng. Manager Process Engineering (AMEC, Vancouver) are the Qualified Persons responsible for preparation of the independent technical report, and have verified that the data from their technical report is fairly and accurately disclosed in this news release.

Scientific and technical information not directly summarized from the contents of the technical report was reviewed and approved by Kevin Francis, SME Registered Member, VP, Resources for NovaGold and a Qualified Person as defined by NI 43-101.

Readers are cautioned that the conclusions, projections and estimates set out in this press release are subject to important qualifications, assumptions and exclusions, all of which are detailed in the Report. To fully understand the summary information set out above, the Report that will be filed on SEDAR and on the U.S. Securities and Exchange Commission EDGAR databases should be read in its entirety.

Conference Call

NovaGold will host a conference call in relation to the Donlin Gold Feasibility Study
Update at 2.00 pm EST (11.00 am PST) on Monday, December 5, 2011
Webcast details: www.novagold.net or www.meetview.com/novagold
Conference call details: 1-866-212-4491 (North America) / 416-800-1066 (International)
Password: NovaGold
Conference call replay details: 1-866-583-1035 / PIN: 4127016#

About NovaGold

NovaGold is a precious metals company engaged in the exploration and development of mineral properties in Alaska, U.S.A. and British Columbia, Canada. The Company is focused on advancing its flagship property, Donlin Gold, and offers superior leverage to gold with one of the largest reserve/resource bases of any junior or mid-tier gold company. The Company is also committed to maximizing the value of its non-core assets, including its interest in the Galore Creek copper-gold-silver project. NovaGold has a strong track record of expanding deposits through exploration success and forging collaborative partnerships, both with local communities and with major mining companies. The Donlin Gold project in Alaska, one of the world’s largest known undeveloped gold deposits, is held by a limited liability company owned equally by wholly-owned subsidiaries of NovaGold and Barrick Gold Corporation. The Galore Creek project in British Columbia, a large copper-gold-silver deposit, is held by a partnership owned equally by wholly-owned subsidiaries of NovaGold and Teck Resources Limited. NovaGold, through its wholly-owned subsidiary, NovaCopper Inc., also owns a 100% interest in the high-grade Ambler copper-zinc-gold-silver deposit in northern Alaska and has other earlier-stage exploration properties. NovaGold trades on the TSX and NYSE-AMEX under the symbol NG. More information is available at www.novagold.net or by emailing info@novagold.net.

# # #

NovaGold Contact

Neil MacRae
Director, Investor Relations

Greg Martin
Vice President Business Development & Treasurer

604-669-6227 or 1-866-669-6227

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking statements” and “forward-looking information” (collectively “forward looking statements”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, statements relating to NovaGold’s future operating or financial performance, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. These forward-looking statements may include statements regarding perceived merit of properties; exploration results and budgets; mineral reserves and resource estimates; work programs; capital expenditures; timelines; strategic plans; ultimate design of the Project; completion of transactions; market prices for precious and base metals; or other statements that are not statements of fact. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for continued cooperation with Barrick and other third parties for development of the Donlin Gold Project; the need for cooperation of government agencies and native groups in the development and operation of properties; the need to obtain permits, governmental approvals and required surface rights; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, ore grades or recovery rates; unexpected cost increases, which could include significant increases in the estimated capital and operating costs identified in the Study; fluctuations in metal prices and currency exchange rates; uncertainties and risks regarding permitting for the Project and permitting and construction of the proposed natural gas pipeline and other risk and uncertainties disclosed in NovaGold’s Annual Information Form for the year-ended November 30, 2010, filed with the Canadian securities regulatory authorities, and NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission and in other NovaGold reports and documents filed with applicable securities regulatory authorities from time to time. NovaGold’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. NovaGold assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change except as required by law.

Cautionary Note Regarding Reserve and Resource Estimates

This press release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this press release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (“SEC”), and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term

“reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.